EX-28.h.5.f

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of             , 2011, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of Dimensional Retirement Fixed Income Fund I, Dimensional Retirement Fixed Income Fund II, Dimensional Retirement Equity Fund II, and Dimensional Retirement Fixed Income Fund III (each a “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of each Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of such Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional.

(a) With respect to the Dimensional Retirement Fixed Income Fund I, Dimensional Retirement Fixed Income Fund II, and Dimensional Retirement Equity Fund II, Dimensional agrees to waive up to the full amount of a Portfolio’s management fee of 0.30% to the extent necessary to offset the proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by Dimensional (the “Underlying Funds”) (including the Portfolio’s proportionate share of any management fees that an Underlying Fund paid through its investment in an affiliated cash management fund). In addition, Dimensional also agrees to waive all or a portion of the management fee and to assume the expenses of a class of a Portfolio to the extent necessary to reduce the ordinary operating expenses (including expenses incurred through its investment in other investment companies but excluding any applicable 12b-1 fees) (“Portfolio Expenses”) of a class of a Portfolio so that such Portfolio Expenses do not exceed 0.40% of the average net assets of a class of a Portfolio on an annualized basis.

(b) With respect to the Dimensional Retirement Fixed Income Fund III, Dimensional agrees to waive all or a portion of its management fee and to assume the expenses of each class of the Portfolio to the extent necessary to limit the ordinary operating expenses of a class of the Portfolio (not including expenses incurred through an investment in other investment companies and any applicable 12b-1 fees) (“Portfolio Expenses”) of a class of the Portfolio so that such Portfolio Expenses do not exceed 0.40% of the average net assets of a class of the Portfolio on an annualized basis.

2.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

3.

Duration and Termination. This Agreement shall continue in effect through February 28, 2013, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP		DFA INVESTMENT DIMENSIONS GROUP INC.

By:	DIMENSIONAL HOLDINGS INC., General Partner

By:		By:
Name:		Name:
Title:		Title: